June 6, 2019

Vladimir Novakovic

President and Chief Executive Officer

Flashapp Inc.

major@flashapp.pro

2 Infirmary Street

Leeds, LS1 2JP

Great Britain

Re:Flashapp Inc.

Registration Statement on Form S-1

Filed April 22, 2019

File No. 333-228571

Dear Messrs.:

This letter sets forth the responses of Flashapp Inc. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of April 24, 2019.

Amendment No. 1 to Registration Statement on Form S-1 filed April 22, 2019

General

Cover Page

1.It appears that your filing does not comply with the requirements of the Securities Act of 1933, the rules and regulations under the Act and the requirements of the form. Specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Please revise.

Response: The information was revised.

Best regards,

/s/ Vladimir Novakovic

President and Chief Executive Officer of Flashapp Inc.